

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2023

Peretz Schapiro
Interim Chief Operating Officer
Snow Lake Resources Ltd.
360 Main St 30th Floor
Winnipeg, Manitoba R3C 4G1 Canada

> **Re: Snow Lake Resources Ltd.**
> **Registration Statement on Form F-3**
> **Filed June 1, 2023**
> **File No. 333-272324**

Dear Peretz Schapiro:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3 filed June 1, 2023

General

1. We note disclosure in your Form 20-F for the year ended June 30, 2022 that, on Thursday, September 29, 2022, at the request of the concerned shareholders of the Company, the Manitoba Court issued an order enjoining the Company from issuing any securities prior to October 27, 2022. We further note disclosure in your Form 6-K filed December 6, 2022, regarding certain Notices of Application and Motion filed in the Court of King's Bench, Winnipeg Centre on November 3, 2022 and November 7, 2022, respectively, by Nova Minerals Ltd. and other Dissident Shareholders. Please tell us whether this or other shareholder litigation remains active and whether such litigation may affect your ability to conduct this offering as described.

2.   We note your cover page disclosure that one or more selling securityholders may offer and sell securities under your prospectus. Please revise to disclose:

- The aggregate number of securities being offered by the selling shareholders;
- The initial offering transaction or transactions in which the securities were sold pursuant to Rule 430B(b)(2)(iii) of the Securities Act; and
- Confirm that all of the securities offered by the selling shareholders were issued and outstanding prior to filing your registration statement.

Please also revise your fee table to include the securities being registered for resale.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mark Katzoff, Esq.